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EXHIBIT 12.1

Polypore, Inc.
Ratio of Earnings to Fixed Charges

	Post-Transactions			Pre-Transactions
(in thousands)	2006	2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004	2003	2002
Earnings:
Pretax income (loss) before extraordinary items and cumulative effect of accounting changes	$(28,199)	$11,969	$(21,584)	$40,518	$64,094	$28,234
Fixed charges	68,476	61,123	39,048	6,587	22,828	21,961

Earnings as adjusted	40,277	73,092	17,464	47,105	86,922	50,195
Fixed charges:
Interest expense, net	67,857	59,856	37,831	6,048	21,521	20,862
Interest portion of rental expense	619	1,267	1,217	539	1,307	1,099

Fixed charges	68,476	61,123	39,048	6,587	22,828	21,961
Fixed charges ratio	(1)	1.2x	(1)	7.2x	3.8x	2.3x

(1)
Earnings were inadequate to cover fixed charges by $28,199,000 for the year ended December 30, 2006 and $21,584,000 for the period from May 2, 2004 through January 1, 2005.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.

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Polypore, Inc. Ratio of Earnings to Fixed Charges